

October 3, 2014

Via E-mail
Mr. David H. Gransee
Vice President and Chief Financial Officer
Manitex International, Inc.
9725 Industrial Drive
Bridgeview, Illinois 60455

>   **Re: Manitex International, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 11, 2014**
>   **File No. 001-32401**

Dear Mr. Gransee:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements

Note 13 – Revolving Term Credit Facilities and Debt, page 63

1.   We note your disclosures on page 87 regarding future payments related to your contractual commitments. Please note that in accordance with FASB ASC 470-10-50-1 you are required to disclose the aggregate maturities of your debt for each of the five years following the date of your latest balance sheet. Please revise your future filings accordingly.

Note 15 – Income Taxes, page 70

2.   We note you have not provided U.S. income taxes on the undistributed earnings of your foreign subsidiaries which you consider to be permanently reinvested. Please revise future filings to quantify the amount of undistributed earnings for which you have not provided deferred taxes. Refer to FASB ASC 740-30-50-2(b).

Signatures, page 93

3.   Please amend your filing to include all of the signatures required by General Instruction D of Form 10-K. Please refer to Exchange Act Rule 12b-11(d) and Item 302 of Regulation S-T for guidance on providing signatures in filings.

Forms 8-K dated August 6, 2014 and August 18, 2014

4.   We note that your presentation of the non-GAAP measure EBITDA excludes *foreign currency transaction losses (gains)* and *other (income) expense*. Please note that Exchange Act Release No. 47226 describes EBITDA as earnings before interest, taxes, depreciation and amortization. To the extent that you define EBITDA differently, in future filings please properly distinguish the title of your measure. Refer to Question 103.01 of the Compliance and Disclosure Interpretations: Non-GAAP Financial Measures, available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David H. Gransee
Manitex International, Inc.
October 3, 2014
Page 3

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671.

                                Sincerely,

                                /s/ Kate Tillan for

                                Martin James
                                Senior Assistant Chief Accountant